As filed with the U.S. Securities and Exchange Commission on December 4, 2007

Registration No. 333-147602

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For the American Depositary Shares Evidenced by American Depositary Receipts

VANCEINFO TECHNOLOGIES INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004

Telephone (212) 623-0636

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

Telephone (212) 664-1666

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Alex Lloyd	David T. Zhang
Clifford Chance	Latham & Watkins L.L.P.
29th Floor	41st Floor
Jardine House	One Exchange Square
One Connaught Place	8 Connaught Place
Hong Kong	Hong Kong
(852) 2826 2424	(852) 2522 7886

It is proposed that this filing become effective under Rule 466

☐  immediately upon filing

☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☒

CALCULATION REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of VanceInfo Technologies Inc.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$153.50	(3)

(1)	Each unit represents 100 American Depositary Shares.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
(3)	This amount was previously paid in full.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART 1

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to form of the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities Terms of Deposit:		Face of American Depositary Receipt, top center

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)    Statement that VanceInfo Technologies Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Deposit Agreement to be dated , 2007 among VanceInfo Technologies Inc. (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Clifford Chance, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as Exhibit (d) with the Securities and Exchange Commission on November 23, 2007.

(e)	Certification under Rule 466. Not Applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Company.

(b)	If the amounts of fees charge are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 4, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, VanceInfo Technologies Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on December 4, 2007.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature below does hereby constitute and appoint Chris Shuning Chen and Sidney Xuande Huang and each of them singly, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post effective amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures		Title	Date
/s/ Chris Shuning Chen		Chairman and Chief Executive Officer	December 4, 2007
Name:	Chris Shuning Chen

/s/ Sidney Xuande Huang		Chief Financial Officer	December 4, 2007
Name:	Sidney Xuande Huang	(principal financial and accounting officer)

/s/ Hao Chen		Director	December 4, 2007
Name:	Hao Chen

/s/ Ruby Lu		Director	December 4, 2007
Name:	Ruby Lu

/s/ Shan Zhong		Director	December 4, 2007
Name:	Shan Zhong

/s/ Kui Zhou		Director	December 4, 2007
Name:	Kui Zhou

/s/ Daniel Mingdong Wu		Independent Director	December 4, 2007
Name:	Daniel Mingdong Wu

/s/ Donald J. Puglisi		Authorized U.S. Representative	December 4, 2007
Name:	Donald J. Puglisi

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States, of VanceInfo Technologies Inc., has signed this Pre-Effective Amendment No. 2 to the Registration Statement on Form F-6 and Power of Attorney in New York, New York, on December 4, 2007.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Deposit Agreement (including Form of American Depositary Receipt), among VanceInfo Technologies Inc. JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American Depositary Receipts issued thereunder.

(d)	Opinion of Clifford Chance, counsel to the Depositary, as to the legality of the securities to be registered.*

*	Previously filed.